NOTICE OF THE 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MEETING INFORMATION
Date	Location
May 3, 2018	The Offices of McMillan LLP
Royal Centre
Time	1055 West Georgia Street, Suite 1500
9:00 a.m. (Pacific Daylight Time)	Vancouver, British Columbia V6E 4N7

BUSINESS OF THE 2018 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

At the 2018 Annual General Meeting (the “Meeting”) of Shareholders of Tahoe Resources Inc. (“Tahoe” or the “Company”), Shareholders will be asked to:

1.	Receive the report of the Directors of Tahoe and Tahoe’s 2017 audited annual consolidated financial statements together with the report of the auditors on those financial statements;

2.	Elect Directors for the ensuing year;

3.	Appoint the external auditors for the ensuing year;

4.	Consider the annual advisory vote on Say on Pay;

5.

Consider and, if deemed appropriate, pass an ordinary resolution approving an amended and restated Share Option and Incentive Share Plan for the Company, which includes, among other things, an increase to the maximum number of shares issuable thereunder, as more particularly described in the Information Circular;

6.	Consider and, if deemed appropriate, pass an ordinary resolution approving a Performance Share Award Plan for the Company, as more particularly described in the Information Circular;

7.

Consider and, if deemed appropriate, pass an ordinary resolution to amend the Company’s Articles to increase the quorum at a meeting of Shareholders to two persons present or represented by proxy representing not less than 25% of the issued shares of the Company, as more particularly described in the Information Circular;

8.

Consider and, if deemed appropriate, pass an ordinary resolution to delete provisions of the Company’s Articles relating to “Alternate Directors” and amending notice provisions to reference “notice and access,” as more particularly described in the Information Circular;

9.	Consider any permitted amendment to or variation of any matter identified in this Notice of Meeting; and

10.	Transact such other business as may properly come before the Meeting or any adjournment thereof.

2018 Notice of Meeting and Management Information Circular	i

NOTICE AND ACCESS

We are delivering your meeting materials by providing you with a notice and posting the materials on our website at www.tahoeresources.com. This Notice of Meeting has been prepared and mailed to you under the notice and access rules pursuant to applicable Canadian securities laws. The materials will be available on the website starting on March 26, 2018 and will remain available on our website for one full year. The meeting materials can also be accessed with our public filings on the System for Electronic Document Analysis and Retrieval, also known as “SEDAR” at www.sedar.com and on Electronic Data Gathering, Analysis, and Retrieval system, also known as “EDGAR” at www.sec.gov.

Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”) Toll Free at 1-866-962-0498 within North America and outside North America at 1-514- 982-8716. A Shareholder may also contact Computershare Toll Free at 1-866-964-0492 to obtain additional information about the notice and access.

The deadline for submitting proxies is May 1, 2018. A request for a physical copy of the Information Circular should be sent sufficiently in advance so that it is received by Tahoe or Computershare by April 20, 2018, in order to allow sufficient time for the Shareholder to receive the physical copy of the Information Circular and return the proxy by its due date.

HOW TO VOTE

Please act as soon as possible to vote your shares, even if you plan to attend the annual meeting in person. Your broker will NOT be able to vote your shares with respect to the election of Directors and most of the other matters presented at the meeting unless you have given your broker specific instructions to do so. We strongly encourage you to vote.

Regardless of whether or not you plan to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it by hand, mail or facsimile in accordance with the instructions set out in the form of proxy and in the Information Circular.

See "Voting Information" on page 4 for more information.

DISCLOSURE REFERENCE

Please review the Information Circular before completing your proxy or voting instructions, as the Information Circular contains additional information about each matter to be voted on at the Meeting. The following guide will assist you in locating the relevant disclosure for each matter.

For disclosure about:	Refer to the following section(s) in the Information Circular:
1. the election of the Company’s Directors	“Business of the Meeting – Election of Directors” and “Director Nominees”
2. the appointment of the Company’s auditor	“Business of the Meeting – Appointment of Auditor”
3. advisory vote on Say on Pay	“Business of the Meeting – Advisory Vote on Executive Compensation”
4. approving an amended and restated Share Option and Incentive Share Plan	“Business of the Meeting – Approving the Amended and Restated Share Option and Incentive Share Plan”
5. approving a Performance Share Award Plan for the Company	“Business of the Meeting – Approving the Performance Share Award Plan”
6. amending the Company’s Articles to increase the quorum requirement for meetings of Shareholders	“Business of the Meeting – Approving Amendments to the Company’s Articles to Increase the Quorum Requirements for Shareholder Meetings”
7. other amendments to the Company’s Articles	“Business of the Meeting – Approving Other Amendments to the Company’s Articles”

By Order of the Board

/s/ C. Kevin McArthur, Executive Chair
March 9, 2018

ii	Tahoe Resources Inc.